 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the report required to be filed in the registrant’s home country in connection with the departure of Pedro Larrea Paguaga, which report appears immediately following this page.

Disclosure pursuant to section 430 (2B) of the Companies Act 2006 – Pedro Larrea Paguaga

13 January 2020

This announcement sets out the disclosure required by section 430 (2B) of the Companies Act 2006 in relation to the departure of Pedro Larrea Paguaga from Ferroglobe PLC (the “Company”).

Mr. Paguaga ceased employment with the Company on 10 January 2020 and resigned from the Company’s board of directors (the “Board”) with effect on the same day. Mr. Paguaga was employed under an amended and restated Service Agreement dated 28 June 2017 (the “Service Agreement”).

Remuneration arrangements

The following arrangements apply in respect of Mr. Paguaga’s remuneration. These arrangements comply with the Company’s Directors’ Remuneration Policy, which was approved by shareholders at the Annual General Meeting on 28 June 2019.

1.

Notice Payment: Mr. Paguaga will receive a payment in lieu of notice of £843,375 less any withholdings for applicable tax and social security withholding (including without limitation UK income tax or employee’s National Insurance contributions) in lieu of his entitlements under clause 16.2 of the Service Agreement (the “Notice Payment”) which will be paid in two instalments as follows:

(a)	£506,085 to be paid on or within 2 working days of 10 January 2020; and
(b)

the balance of £337,390 to be paid within 10 working days after the Company’s full year 2019 financial statements have been concluded and audited and its Annual Report on Form 20-F has been duly filed with the U.S. Securities and Exchange Commission.

The total value of the Notice Payment is made up of the following elements:

•	Salary for the 12 months’ notice period: £475,000
•	Contractual entitlement to a sum equal to the average of the annual bonus amounts paid to Mr Paguaga during the last three completed financial years: £207,802
•	Pension allowance for the 12 months’ notice period: £95,000
•	The approximate cost to the Company of contractual private health and life insurance benefits for the 12 months’ notice period: £20,000
•	Accrued holiday pay: £45,673

2.

Outstanding Equity Awards: In accordance with the rules of the Company’s Equity Incentive Plan, Mr. Paguaga will be treated as a good leaver in respect of his outstanding share incentive awards, comprising:

2018 Deferred Share Bonus Plan Award	19,538 shares	Vesting on termination and exercisable within 12 months of the termination date.
2016 Long term incentive (“LTIP”) award	20,925 shares (inc dividend equivalents)	Vested on 5 December 2019 and exercisable within 12 months of the termination date.
2017 LTIP award	115,134 shares (at target)	Vesting 3 years from grant, with vesting determined by the extent that the relevant performance conditions for that award are achieved.
2018 LTIP award	84,187 shares (at target)
2019 LTIP award	254,789 shares (at target)

3.	Annual bonus: notwithstanding any provision in the rules of the Company’s Annual Bonus Plan, it has been agreed that Mr. Paguaga will not receive an annual bonus for the 2019 financial year.
4.

Retention bonus: notwithstanding the retention bonus letter dated 25 July 2019 from the Company to Mr. Paguaga (the “Retention Bonus Letter”), it has been agreed that Mr. Paguaga will not receive any bonus contemplated by the Retention Bonus Letter.

5.

Legal fees: subject to receipt of evidence reasonably satisfactory to the Company, the Company will meet the costs of Mr Paguaga’s legal adviser in advising Mr Paguaga solely in connection with the termination of his employment and the settlement terms agreed with him, subject to a maximum of £25,000 excluding VAT.

6.

Tax returns: the Company will meet the reasonable cost of tax preparation services for Mr Paguaga’s tax returns with the UK and Spanish authorities for the tax years in which any part of the calendar years 2018 and 2019 fall, provided that such services shall be provided by the Company’s usual tax advisor.

7.	All sums payable to Mr. Paguaga will be subject to all deductions in respect of taxation and social security that the Company is required by law to make.

Further information

Mr. Paguaga has reaffirmed that the post-termination restrictive covenants in his Service Agreement will remain in full force and effect.

The above information will be updated as necessary in future directors’ remuneration reports.

Other than the amounts disclosed above, Mr. Paguaga will not be eligible for any remuneration payments or payments for loss of office.

In accordance with section 430 (2B) of the Companies Act 2006, the information contained in this document will be made available on Ferroglobe PLC’s website until Ferroglobe PLC’s next Directors’ Remuneration Report is made available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2020
FERROGLOBE PLC

by	/s/ Dorcus Murray
Name: Dorcus Murray
Title: Corporate Secretary